UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month November 2013

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .                              .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated November 11, 2013.	2
2.	Press release dated November 11, 2013.	5

Grifols, S.A. Parc Empresarial Can Sant Joan Av. de la Generalitat, 152-158 08174 Sant Cugal del Vallès Barcelona - ESPANA Tel. +34 935 710 500 www.grifols.com

Pursuant to the provisions of article 82 of the Spanish Securities Market Act (Ley 24/1988, de 28 de julio, del Mercado de Valores), Grifols, S.A. (“Grifols”) hereby notifies the National Securities Market Commission of the following

RELEVANT EVENT

On 10 November, 2013, New York time, Grifols, a global healthcare company and leading producer of plasma therapies has signed a definitive agreement whereby Grifols will acquire a diagnostic business unit of the Swiss company Novartis International AG (“Novartis”) for a total amount of US$ 1,675 million (€ 1,240 million). Novartis’ shares are listed in the SIX Swiss Exchange and in the New York Stock Exchange (NYSE) by means of American Depositary Shares (ADSs).

Grifols is acquiring Novartis’ transfusion diagnostic unit.

The transaction will be structured through Grifols’ Diagnostic Division and a newly created 100% Grifols-owned subsidiary.

The assets acquired include patents, brands, licenses and royalties, together with the production plant at Emeryville (California, United States) and commercial offices in the United States, Switzerland and Hong Kong (for the Asia-Pacific region), among others.

Strategic rational

The transaction is part of Grifols’ growth strategy of complementing its range of plasma protein therapies with other diagnostic products and services (Diagnostic Division).

In particular, Grifols will expand its portfolio by including Novartis’ diagnostic products for transfusion medicine and immunology, including its highly innovative, market-leading NAT technology (Nucleic Acid Amplification Techniques), instrumentation and equipment for blood screening, specific software and reagents.

Novartis Diagnostic business is focused on innovative methodology and equipment for blood testing to analyze and identify infections and viral genetic material in blood donations. Using molecular biology techniques (NAT-Nucleic acid testing) they perform in vitro detection of nucleic acids (ARN and DNA) of several viruses such as HIV (AIDS virus), Hepatitis A, B and C, West Nile Virus and Parvovirus B19. More than eighty per cent of the U.S. blood supply is tested on Novartis Diagnostic systems to make sure they are safe for transfusion or use in other blood products.

This strategic operation will strengthen Grifols’ Diagnostic Division, particularly in the United States with a very strong and specialized commercial organization. It also diversifies Grifols’ business by promoting an activity area that complements the Bioscience Division (plasma proteins). Novartis’ diagnostic business, which focuses on guaranteeing the safety of blood donations for transfusion or to be used in the plasma fractionating industry, complements and extends Grifols’ existing product range. Grifols will become a vertically integrated company able to provide solutions for blood and plasma donor centers, with the most complete product portfolio in the immunohematology field: gel cards, multicard and the new genotyping technology from Progenika.

Grifols will also benefit from the creation of a more efficient platform to market a wider range of diagnostic products and services in the United States and other countries, and will also optimize its after-sales resources.

Financial impact

Grifols estimates pro-forma total annual revenues to approach US$1.0 billion (€740 million) (including royalties) for its Diagnostic Division after the closing of the transaction.

As a result, the Diagnostic Division of Grifols would represent more than 20% of the group’s total income, compared to the current 4% and the company would accelerate its implementation of a new growth strategy based on promoting complementary activity areas. The transaction will also increase Grifols’ workforce by approximately 550 employees as former Novartis employees are to be retained.

This acquisition will significantly increase sales and EBITDA with earnings accretion in year 1.

This acquisition will moderately increase leverage, which will be quickly absorbed by resilient cash flow generation.

Financing

The transaction’s financing is fully underwritten, in the form of a US$1.5 billion bridge loan fully subscribed in equal parts by Nomura, BBVA and Morgan Stanley. The loan agreement does not include any financial restrictions with respect to Grifols dividends policy or investments.

Closing conditions

The transaction requires customary regulatory approvals.

The transaction is expected to close during the first half of 2014.

Unanimous approval of the Board of Directors

The boards of directors of Grifols and Novartis have unanimously approved the transaction.

In Barcelona, 11th November 2013

Raimon Grifols Roura
Secretary to the Board of Directors

Grifols to acquire a Novartis diagnostics business unit for US$1,675 million

•                 The assets acquired include in vitro diagnostic products and technology for transfusion medicine and immunology, a manufacturing plant in the USA and commercial offices in United States, Switzerland and Hong Kong

•                 Following the acquisition, Grifols’ Diagnostic Division will account for over 20% of the company’s sales, with an estimated turnover close to US$ 1.0 billion

•                 This acquisition will significantly increase sales and EBITDA with earnings accretion in year 1

•                 This transaction will accelerate a growth strategy based on reinforcing other business areas that complement its plasma derivative activity

•                 Grifols will strengthen its footprint worldwide providing integrated solutions for blood and plasma donor centers from donation to transfusion

•                 The transaction’s financing is fully underwritten, in the form of a US$1.5 billion bridge loan fully subscribed in equal parts by Nomura, BBVA and Morgan Stanley

Barcelona, November 11, 2013: Grifols (MCE:GRF, MCE:GRF.P and NASDAQ:GRFS), a global healthcare company and leading producer of plasma therapies, and Novartis (NOVN:VX, NVS:NYSE), today announced that they have signed a definitive agreement whereby Grifols will acquire the transfusion diagnostics unit of Novartis for a total amount of US$1,675 million (€1,240 million).

The transaction is part of Grifols’ growth strategy of complementing its range of plasma protein therapies with other diagnostic products and services (Diagnostic Division).

Grifols will expand its portfolio by including Novartis’ diagnostic products for transfusion medicine and immunology, including its highly innovative, market-leading NAT technology (Nucleic Acid Amplification Techniques), instrumentation and equipment for blood screening, specific software and reagents. The assets acquired include patents, brands, licenses and royalties, together with the production plant at Emeryville (California, United States) and commercial offices in United States, Switzerland and Hong Kong (for the Asia-Pacific region) among others.

This strategic operation will strengthen Grifols’ Diagnostic Division, particularly in United States with a very strong and specialized commercial organization. It alsodiversifies Grifols’ business by promoting an activity area that complements the Bioscience Division (plasma proteins).  Novartis’ diagnostic business, which focuses on guaranteeing the safety of blood donations for transfusion or to be used in the plasma fractionating industry, complements and extends Grifols’ existing product range. Grifols will become a vertically integrated company able to provide solutions for blood and plasma donor centers, with the most complete product portfolio in the immunohematology field: gel cards, multicard and the new genotyping technology from Progenika.

Grifols will also benefit from the creation of a more efficient platform to market a wider range of diagnostic products and services in the United States and other countries, and will also optimize its after-sales resources.

According to Victor Grifols, President and CEO of Grifols: “The acquisition of Novartis’ diagnostic business is a step further into our vision to become a world leader also in the diagnostics field. To achieve this we knew we needed a significant presence in United States. We initiated the process in the Bioscience area in 2003 with the acquisition of the ATC assets and continued with the Talecris transaction in 2011. During the last two years the Diagnostic Division has been preparing for this step, especially in the immunohematolgyactivities”

FINANCIAL DETAILS AND CLOSING CONDITIONS

Grifols will acquire Novartis’ transfusion diagnostics unit for US$1,675 million (€1,240 million). The transaction will be structured through Grifols’ Diagnostic Division and a newly created 100% Grifols-owned subsidiary.

Grifols estimates pro-forma total annual revenues to approach US$1.0 billion (€740 million) (including royalties) for its Diagnostic Division after the closing of the operation.

As a result, the Diagnostic Division of Grifols would represent more than 20% of the group’s total income, compared to the current 4%, and the company would accelerate its implementation of a new growth strategy based on promoting complementary activity areas. As former Novartis employees are to be retained, the transaction will also increase Grifols’ workforce by approximately 550 employees.

The transaction´s financing is fully underwritten. A bridge loan for US$1.5 billion, has been fully subscribed in equal parts by Nomura, BBVA and Morgan Stanley. The loan agreement does not include any financial restrictions with respect to Grifols’ dividends policy or investments. The acquisition has been unanimously approved by the board of directors of both companies.

This acquisition will moderately increase leverage, which will be quickly absorbed by resilient cash flow generation.

Grifols’ net financial debt at the end of the third quarter of 2013 stood at €2.4 billion, a successful deleverage track record from the Talecris acquisition. This reflects strong results during the course of the year and positive cash flows. As a result, the debt ratio fell to 2.6 times adjusted(1) EBITDA at the end of the third quarter.

The transaction, requiring customaryregulatory approvals, is expected to close in the first half of 2014.

NOVARTIS’ DIAGNOSTIC AREA COMPLEMENTS AND EXPANDS GRIFOLS’ BUSINESS

Grifols’ Diagnostic Division manufactures and develops instrumentation and reagents in three fields: transfusion medicine, immunology and hemostasis. Grifols also produces and distributes blood collection bags. The company is one of the leading suppliers of diagnostic tests for transfusion such as blood typing tests or donor-patient pre-transfusion compatibility tests. Its products are used by hospital blood banks, transfusion centers and clinical immunohematology laboratories.

Novartis Diagnostic business is focused on creating innovative solutions to increase transfusion safety and improve medical outcomes, including preventive screening and the prediction of health outcomes.Novartis Diagnostic products, including instruments and assays, are based on the most innovative NAT methods and used to test millions of blood donations around the world each year for pathogens such as HIV (the AIDS virus,) hepatitis B and hepatitis C, and West Nile Virus.More than 80 percent of the U.S. blood supply is tested on Novartis Diagnostic systems to make sure they are safe for transfusion or use in other blood products.

Advisors

Grifols’ legal advisors were Osborne Clarke S.L.P. and Proskauer Rose LLP. Nomura acted as financial advisor to Grifols.

About Grifols

Grifols is a global healthcare company with a 70-year legacy of improving people’s health and well being through the development of life-saving plasma medicines, hospital pharmacy products and diagnostic technology for clinical use.

As a leading producer of plasma medicines, Grifols has a presence in more than 100 countries and is the world leader in plasma collection, with 150 plasma donation centers across the U.S.  Grifols is committed to increasing patient access to its life-saving plasma medicines through significant manufacturing expansions and the development of new therapeutic applications of plasma proteins. The company is headquartered in Barcelona, Spain and employs more than 11,000 people worldwide.

In 2012, Grifols’ sales exceeded €2,620 billion. The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE:GRF).  Its non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the U.S. NASDAQ via ADRs (NASDAQ: GRFS). For more information visit www.grifols.com

1.              Adjusted EBITDA excludes non-recurring costs and costs associated with the purchase of Talecris

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2012, the Group achieved net sales of USD 56.7 billion, while R&D throughout the Group amounted to approximately USD 9.3 billion (USD 9.1 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 133,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Disclaimer

This release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially.  These factors include, amongst others: the volatility in the global economy; the risk that the future business operations of Novartis will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of Novartis; the risk that customer retention and revenue expansion goals for the Novartis transaction will not be met and that disruptions from the Novartis transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services.

This press release is not an offer to sell or the solicitation of an offer to buy common stock, which is made only pursuant to a prospectus forming a part of a registration statement, nor shall there be any sale of common stock in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the securities laws of any such state.  The Grifols shares have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.  This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law (Law 24/1988, of July 28, as amended and restated from time to time), Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
Name: David I. Bell
Title: Authorized Signatory

Date: November 12, 2013